भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

SUPPL

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 30.05.2008
Ref. No.: CO/S&B/SKT/2008/1540

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC Mail
Mail Processing
Section
JUN 05 2008
Washington, DC
109

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
REMITTANCES
WESTERN UNION FINANCIAL SERVICES INC. (WU))

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1521 dated 30-05-2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course,

Yours faithfully,

General Manager
Encl. as above

08003164

PROCESSED
JUN 12 2008
THOMSON REUTERS

6/11

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Towers,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

FILE NO. 82.4524

Date 30-05-2008

Ref. No.: CO/S&B/SKT/2008/1521

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
REMITTANCES
WESTERN UNION FINANCIAL SERVICES INC. (WU))

We advise that the Reserve Bank of India has appointed the Bank as Principal Agent of Western Union Financial Services Inc. The arrangement will commence from June 1st 2008.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. CORPORATE CENTRE

END